Exhibit 99.1

NOTICE TO THE MARKET

Gerdau S.A. hereby informs its shareholders and the market that, consequent to the resignation of director André Pires de Oliveira Dias, as of July 15, 2015, the Board of Directors, at a meeting held on this date, resolved to elect Harley Lorentz Scardoelli as the Investor Relations Director of Gerdau S.A. The transition process of the executives will happen until July 15, 2015.

Harley Scardoelli joined Gerdau in May 1988, and has worked in the company’s operations in Canada, United States, Spain and Brazil. He currently serves as Corporate Director in charge of Treasury, Financial and Planning departments, and, as of July 15, will accumulate the Investor Relations, Accounting, Tax and Legal departments. Scardoelli received bachelor’s degrees in Civil Engineering from the Federal University of Rio Grande do Sul (UFRGS) and in Business Administration from Pontifical Catholic University of Rio Grande do Sul (PUC-RS) and is a CFA charterholder.

The Board of Directors thank Mr. André Pires de Oliveira Dias for his important contributions to improving the processes under his leadership at Gerdau.

Porto Alegre, June 17, 2015

GERDAU S.A.